[Sutherland Letterhead]

October 30, 2015

<u>Via Edgar</u>
Filing Desk
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE: Form 40-33 – Civil Action Document Filed on Behalf of TICC Capital Corp. –
       File No. 814-00638

Ladies and Gentlemen:

On behalf of TICC Capital Corp. (the "Company"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the class action complaint filed by Cooper Barnes and Charles Thibedau, Individually and on Behalf of All Others Similarly Situated, Plaintiff vs. TICC Capital Corp., Jonathan H. Cohen, Charles M. Royce, Steven P. Novak, G. Peter O'Brien, Tonia L. Pankopf, and Saul B. Rosenthal, Defendants in the United States District Court for the District of Connecticut, involving the Company and certain officers, directors and related persons of the Company that has been delivered to the Company.

If you have any questions regarding this submission, please do not hesitate to call Harry Pangas at (202) 303-0805 or me at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

Enclosure
cc: Harry Pangas, Sutherland Asbill & Brennan LLP

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

COOPER   BARNES   and   CHARLES
THIBEDAU, Individually and on Behalf of a
Class of All Others Similarly Situated,

Plaintiff,

- against -

TICC CAPITAL CORP., JONATHAN H.
COHEN, CHARLES M. ROYCE, STEVEN P.
NOVAK, G. PETER O'BRIEN, TONIA L.
PANKOPF, AND SAUL B. ROSENTHAL,

Defendants.

Civil Action No.:

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS AND COMMON LAW FIDUCIARY DUTIES

JURY TRIAL DEMANDED

Plaintiffs Cooper Barnes and Charles Thibedau, individually and on behalf of all a class of all

others similarly situated ("Plaintiffs"), by and through the undersigned attorneys, hereby submit this

complaint against TICC Capital Corp. ("TICC"); the current members of its Board of Directors;

and, its President (collectively "Defendants"). Plaintiffs seek to remedy Defendants' violations of

the federal securities laws and breaches of the common law duty of candor. Their claims arise in

connection with Defendants' public statements in advance of the now postponed Special Meeting of

Stockholders of TICC, previously scheduled for October 27, 2015 (the "Special Meeting") and

regarding developments in related litigation before the Court which bear on the Special Meeting. In

support they allege as follows:

SUMMARY OF THE ACTION

1.   This is a putative class action on behalf of TICC's independent stockholders to

protect them from misrepresentations which Defendants have made and continue to make in

connection with their solicitation of shareholder proxies over the past three months.

2.　　　TICC is a public company with its principal place of business in Greenwich, Connecticut. It owns investible assets which are managed by an entity called TICC Management, LLC ("TICC Management"). TICC Management is owned and controlled by defendants Jonathan H. Cohen, the TICC CEO and a member of the TICC Board of Directors; Charles M. Royce, the Chairman of the TICC Board of Directors; and Saul B. Rosenthal, the TICC President.

3.　　　In the action styled *NexPoint Advisors, L.P. v. TICC Capital Corp., et. al.*, Civil Action No. 3:15-cv-1465 (CSH) (the "*NexPoint* Action"), which is pending in this district, the Court has issued an order granting in part the plaintiff's motion for a preliminary injunction in respect to certain misrepresentations made by Defendants herein. *See NexPoint* Action, Dkt. 59, dated October 23, 2015 (the "PI Order"). Defendants made these misrepresentations in the course of their efforts to secure shareholder approval of a new investment advisory agreement between TICC and TICC Management, in which certain Defendants are interested, and Defendants have further made subsequent misrepresentations in an attempt to downplay the significance of the PI Order.

4.　　　 NexPoint Advisors, L.P., ("NexPoint") the plaintiff in the *NexPoint* Action, has comprehensively shown, and the Court has found in the PI Order, that Defendants made a number of actionable misrepresentations, as detailed below. The Court has also recognized that NexPoint has a specific interest in pursuing the *NexPoint* Action given its "unsolicited and hostile effort to takeover [TICC's] investment advisory business" – the very same advisory business from which certain Defendants seek to profit, and the vote regarding which the Court ordered indefinitely postponed. *See, e.g.* PI Order at 17, n.8 and 29, ¶ 4. Thus, NexPoint's interests differ from Plaintiffs here, and their views of what is beneficial to TICC shareholders may diverge from independent shareholders such as Plaintiffs here.

5.   In the PI Order, the Court found that Defendants made certain actionable misrepresentations and omissions in soliciting Plaintiffs' proxies. These misrepresentations and omissions include:

º   **The materially misleading failure to quantify Defendants' personal benefits from the contingent sale of TICC Management.** *See id.* at 18 & n.9 (noting misleading omissions from statements that do not quantify Defendants' benefits from the proposed transaction);

º   **Misrepresentations by Defendants regarding the extent to which they considered NexPoint's competing proposal.** *See id.* at 25 (misleading statement that Defendants had been "engaging with" NexPoint in considering its proposal); and

º   **Misleading statements that imply that respected institutions advised Defendants regarding the Proposed Transactions.** *See id.* at 26 (misleading statement regarding the timing and scope of TICC's retention of Wachtell, Lipton, Rosen & Katz ("Wachtell") and Morgan Stanley & Co., LLC ("Morgan Stanley")).

6.   By the PI Order, the Court ordered the filing of a corrective proxy statement on or before November 6, 2015, in order to address the above-identified issues, and gave NexPoint until November 13, 2015, to respond the statement.

7.   Plaintiffs respectfully submit that they should also be heard to speak for the interests of independent stockholders whose interests have, at least, the potential to diverge from those of NexPoint, and Plaintiffs intend to seek leave to be so heard.

8.   Plaintiffs further submit that, at a minimum, any proposed corrective proxy statement should be considered in light of Defendants' continued representations throughout the preliminary injunction decision process and following the PI Order. For example, on October 20, 2105, just days before the Court enjoined Defendants, they continued to represent that their "investment advisory

agreement is the only agreement TICC stockholders can vote on." At least at present, this statement may be untrue.

9.   Even more egregious is the fact that, in response to the PI Order, on October 23, 2015, TICC issued a press release entitled "Judge Rules for TICC Capital." *See* Exhibit ("Ex.") A hereto. In light of the totality of the Court's PI Order, this statement is highly misleading and, worse, serves to reinforce Defendants' prior misrepresentations, which the Court already has found needed to be corrected. While the October 23, 2015, press release later acknowledges that "TICC was required to provide certain additional disclosures…" again it fails to acknowledge that: (1) the Court imposed this requirement, and (2) that it did so in order to create a "corrective proxy statement." PI Order at 29, ¶ 4. While the Court specifically ordered that the corrective proxy statement indicate on its face that it is correcting misrepresentations, PI Order at 30, ¶ 6, Defendants' October 23, 2015, press release certainly creates more misleading noise that raises potential challenges to the efficacy of the Court-ordered corrective proxy.

10.   At the Special Meeting, which is currently indefinitely postponed by the PI Order, TICC was slated to seek stockholder approval of a new advisory agreement. Defendants' misrepresentations are motivated by their self-interested contingent sale of TICC Management, by which, on information and belief, they stand to personally gain between $60 million and $132 million. That personal gain will come at the expense of the corporation, and. therefore, to the detriment of Plaintiffs and other independent shareholders.

11.   According to TICC's notice of the Special Meeting, there are two separate substantive votes that were and may yet be taken at the Special Meeting.

Proposal 1: a stockholder vote on whether to approve a new contract (the "New Advisory Agreement") between TICC and TICC Management. Stockholder approval of this contract is required because TICC Management is selling itself to Benefit Street Partners L.L.C. ("BSP"), which will cause the current agreement between TICC and TICC Management to terminate. BSP will not go forward with the acquisition of TICC Management absent stockholder approval of a new contract with TICC.

Proposal 2: A vote to elect six nominees to the TICC Board of Directors. TICC proposed six nominees for election.

12.   As a result of BSP's planned acquisition of TICC Management, TICC President Rosenthal, as well as TICC CEO and director Cohen and TICC Chairman Royce, stand to personally gain tens of millions of dollars if TICC stockholders vote to approve the New Advisory Agreement. Thus, Defendants' personal profits are directly contingent on approval by TICC shareholders of the New Advisory Agreement, which explains their motive to obfuscate.

13.   On September 11, 2015, having received notice of the upcoming Special Meeting, NexPoint nominated a competing slate of six directors in accordance with the TICC Bylaws and began the process of developing proxy materials to solicit support for its slate of candidates.

14.   On October 5, 2015, Defendants sent a letter to NexPoint asserting that stockholders, including NexPoint, are precluded from nominating an alternate slate of board nominees for the Special Meeting. Thus, Defendants are all but guaranteed to elect their own slate since no other candidates are allowed to run.

15.   In order to obtain the requisite shareholder approval of the proposed new investment advisory agreement with BSP, Defendants have caused TICC to issue materially misleading proxy statements and additional proxy materials about NexPoint's unsolicited proposal to become TICC's next investment advisor (the "NexPoint Proposal"). The most plausible inference is that Defendants are making these misrepresentations so as to enrich certain of the defendants at the expense of all

TICC stockholders. Alternatively, if it becomes clear that Defendants may lose the proxy fight, they may seek to cancel the Special Meeting, entrenching themselves to the extended detriment of stockholders. Neither of these attempts to disenfranchise stockholders should be allowed.

PARTIES

16.   Plaintiffs Cooper Barnes and Charles Thibedau are, and have at relevant times been holders of TICC's common stock, having purchased stock at a number of times including August and September 2015. Plaintiff Barnes is a citizen of the State of Louisiana and Plaintiff Thibedau is a citizen of the State of Texas.

17.   Defendant TICC Capital Corp. is a business development company incorporated in Maryland. Its corporate headquarters are located in Connecticut.

18.   Defendant Jonathan H. Cohen is the Chief Executive Officer of TICC and is a member of the TICC Board of Directors. On information and belief, Cohen is a resident of Connecticut.

19.   Defendant Charles M. Royce is Chairman of the TICC Board of Directors. On information and belief, Royce is a resident of Connecticut.

20.   Defendant Steven P. Novak is a member of the TICC Board of Directors and is the Chair of its Audit Committee and Valuation Committee. On information and belief, Novak is a resident of Connecticut.

21.   Defendant G. Peter O'Brien is a member of the TICC Board of Directors and is the Chair of its Nominating and Corporate Governance Committee. On information and belief, O'Brien is a resident of Connecticut.

22.   Defendant Tonia L. Pankopf is a member of the TICC Board of Directors and is the Chair of its Compensation Committee. On information and belief, Pankopf is a resident of New York.

23.   Defendant Saul B. Rosenthal is the TICC President. On information and belief, Rosenthal is a resident of New York.

JURISDICTION AND VENUE

24.   The federal claims asserted herein arise under Section 14(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. § 78n(a), and the rules and regulations promulgated thereunder, including SEC Rule 14a-9, 17 C.F.R. § 204.14a-9.

25.   This Court has jurisdiction over the subject matter of plaintiff's federal law claims pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331, because this is a civil action arising under the laws of the United States. The Court thus has supplemental jurisdiction over plaintiff's state law claims pursuant to 28 U.S.C. § 1367.

26.   The Court also has jurisdiction under 28 U.S.C. § 1332 since all Plaintiffs are citizens of different states from Defendants and the amount in controversy exceeds $75,000.

27.   Venue is proper in this District pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §§ 1391(b), (c) and (d), because defendant TICC is headquartered in the State of Connecticut; because defendants Cohen, Royce, Novak, O'Brien, and Pankopf are directors of a corporation headquartered in the State of Connecticut; because defendant Rosenthal is an officer of a corporation headquartered in the State of Connecticut; because all but two of the defendants are residents of the State of Connecticut; and because a substantial portion of the acts in furtherance of the wrongdoing and its effects have occurred or will occur in this District.

FACTUAL ALLEGATIONS

A.   TICC Management Enters into a Merger Agreement with BSP

28.   The investment activities of TICC are managed by TICC Management. Defendants

Royce, Cohen, and Rosenthal control all ownership interests of TICC Management.

29.   On August 4, 2015, TICC publicly announced an agreement, pursuant to which BSP

would acquire TICC Management (the "Transaction").

30.   On information and belief, the value of the Transaction to TICC Management could

have been as high as $132 million. This value would go to TICC Management, which is controlled

by defendants Cohen, the TICC CEO and a member of the TICC Board of Directors; Royce, the

Chairman of the TICC Board of Directors; and Rosenthal, the TICC President -- not to TICC

stockholders.

31.   The Transaction would result in a change of control of TICC Management. As a

result, under the 1940 Act, an assignment and subsequent termination of the existing advisory

agreement between TICC and TICC Management (the "Existing Advisory Agreement") is required.

32.   The 1940 Act requires that a new investment advisory agreement be approved by both

a majority of an investment company's "non-interested" directors and "a majority of the outstanding

voting securities." 15 U.S.C. §§ 80a-15(a), (c). The TICC Board of Directors voted to approve the

New Advisory Agreement between TICC and BSP on July 30, 2015. The Special Meeting at which

TICC stockholders were scheduled to vote on whether to approve the New Advisory Agreement

was set to take place on October 27, 2015, but this meeting was indefinitely postponed by the PI

Order in the *NexPoint* Action.

33.   The closing of the Transaction is conditioned on, among other things: approval of the

New Advisory Agreement by TICC's stockholders; replacement of defendants Cohen and Royce as members of the TICC Board of Directors with two nominees affiliated with BSP; election of TICC's four other director nominees; and replacement of TICC's executive officers and TICC Management's investment committee members with individuals affiliated with BSP.

B.   NexPoint Submits an Unsolicited Proposal to Become TICC's New Investment Advisor

34.   NexPoint is the investment advisor to closed-end fund NexPoint Credit Strategies Fund and, with affiliates, has served as its investment advisor since 2006. NexPoint, together with its affiliates, currently manages approximately $22 billion in net assets.

35.   On August 11, 2015, one week after TICC announced the Transaction, NexPoint submitted the NexPoint Proposal, an unsolicited proposal to the TICC Board of Directors to become TICC's new investment advisor, publicly announcing its proposal one week later.

36.   The NexPoint Proposal appears significantly more cost effective for TICC and its stockholders than the Transaction for a number of reasons. First, NexPoint offered to accept a 50% reduction in the base management fee under the Existing Advisory Agreement for a period of three years, which would have reflected an aggregate savings to TICC stockholders of approximately $30 million. Second, NexPoint offered to waive the first $5 million of its management fee. NexPoint also offered to purchase an aggregate of at least $10 million of TICC's common stock on the open market to demonstrate its commitment to TICC and better align its interests with those of TICC stockholders.

C.   NexPoint Provides Due Diligence Materials to TICC

37.   On August 18, 2015, a Special Committee of the TICC Board of Directors, chaired by defendant Novak and also including defendants O'Brien and Pankopf, sent NexPoint two pages of questions in categories including Financial Information, Description of Personnel and Services

Provided to the Company, Investment Advice and Performance, Profitability, Compliance Program, Affiliates and Possible Conflicts, Current Legal Matters, and General.

38.   On August 24, 2015, NexPoint sent the Special Committee a twenty page response to the two page questionnaire. NexPoint disclosed that the 2014 return for the Fund whose assets it managed was 26.83%; the 2015 return to date for the Fund was 22.29%; the trailing two year cumulative return for the Fund was 93.61%; and the trailing two year annualized return for the Fund was 39.14%.

39.   In addition to supplying information contained in the August 24, 2015 response, NexPoint sent the Special Committee a draft nondisclosure agreement and offered to provide additional information of a more confidential nature. The Special Committee never returned a signed nondisclosure agreement or otherwise requested any confidential information from NexPoint.

40.   On August 26, 2015, the Special Committee sent three follow-up questions to NexPoint and requested a response within 24 hours, with which NexPoint appears to have complied.

41.   In addition, NexPoint reiterated that it was willing to negotiate the economic terms of its offer by stating that "we are willing to consider any additional or modified terms that you may want to propose, in order to enhance the overall attractiveness of our proposal." To prove its seriousness, NexPoint volunteered to extend the 50% discount off its management fee it originally offered for three years for an additional year, which would have created additional savings of approximately $10 million to TICC stockholders.

D.   TICC Rejects the NexPoint Proposal Without Further Inquiry or Negotiation

42.   The Special Committee did not appear to follow up with NexPoint after it submitted its August 27, 2015 supplemental responses.

43.   The Special Committee did not seek any additional information from NexPoint or

seek to negotiate the economic terms of the NexPoint Proposal. Instead, as is discussed more fully

below, TICC issued a proxy statement on September 3, 2015, that summarily disclosed the rejection

of an unnamed third party's proposal to become TICC's investment advisor.[1]

E.   TICC Issues a Materially Misleading Proxy Statement

44.   On September 3, 2015, TICC issued a proxy statement, signed by defendant

Rosenthal, notifying its stockholders of an October 27, 2015, Special Meeting where, inter alia, they

would vote on whether to approve the New Advisory Agreement ("Proposal 1"). The TICC Board

of Directors recommended that stockholders vote in favor of the New Advisory Agreement. The

proxy statement also disclosed that the TICC Board of Directors had increased the number of

directorships from five to nine. The TICC Board of Directors recommended votes in favor of six

nominees: four to fill the newly created directorships, and two to replace defendants Cohen and

Royce with BSP affiliates.   The proxy statement discloses that the Transaction will not be

consummated if these six nominees are not elected to the TICC Board of Directors.

45.   Under the bolded heading, Benefits of the Transaction, the proxy statement contains a

full page list of "potential benefits to the Company and its stockholders" of the New Advisory

Agreement. In addition, under the bolded heading, Board Consideration of the Approval of the New

Advisory Agreement, the proxy statement contained a second full page list of favorable

"conclusions" reached by the TICC Board of Directors about the New Advisory Agreement.

46.   The proxy statement was misleading in multiple ways. Significantly, it did not

disclose the magnitude of the insiders' financial benefit from the proposed transaction. Specifically,

the proxy statement did not disclose that defendants and TICC directors and officers Cohen, Royce,

---

[1] TICC has also rejected a proposal by TSG Specialty Lending, Inc. ("TSLX") to acquire TICC. TSLX is soliciting votes
against the same stockholder proposals at issue here.

and Rosenthal stood to gain at least tens of millions of dollars if stockholders approved the New Advisory Agreement. The proxy statement instead misleadingly stated that Cohen, Royce, and Rosenthal would "receive substantial payments" if stockholders approved the New Advisory Agreement. This statement is misleadingly incomplete and non-compliant with 17 C.F.R. § 240.14a-101. *See* PI Order at 19-20.

47. The proxy statement also failed to disclose that the Special Committee refused to negotiate with NexPoint, despite NexPoint's offers and attempts to do so. In fact, it states that the Special Committee has been "engaging with both entities [*i.e.* including NexPoint] *and* soliciting more information from them." (Emphasis added). *See* PI Order at 25. This statements is thus materially false and misleading, as no such engagement occurred.

F.   TICC Fails to Correct Its Materially Misleading Disclosures in Additional Proxy Materials

48. On September 29, 2015, October 2, 2015, October 5, 2015, October 15, 2015, and October 20, 2015, TICC filed additional proxy materials, some signed by defendant and Special Committee Chair Novak. The additional proxy materials failed to disclose that defendants and TICC directors and officers Cohen, Royce, and Rosenthal will receive tens of millions of dollars if TICC stockholders approve the New Advisory Agreement.

49. The October 5, 2015 additional proxy materials, which incorporated by reference a slide deck on TICC's website, included new material misrepresentations and omissions. The slide deck misleadingly stated, "The Special Committee thoroughly considered the NexPoint . . . proposal[], . . . and is assisted by independent legal counsel at Wachtell, Lipton, Rosen & Katz and financial advisors at Morgan Stanley & Co. LLC." This statement was a false and misleading "appeal to authority," creating the impression that the well-known firms Wachtell, Lipton, Rosen & Katz ("Wachtell") and Morgan Stanley & Co. LLC ("Morgan Stanley") had advised the Special

Committee when it purportedly evaluated the NexPoint Proposal. As is discussed more fully below, Wachtell was not counsel to the Special Committee at the time the Special Committee evaluated the NexPoint Proposal; rather, the Special Committee retained Wachtell on or about September 30, 2015, nearly a month *after* defendants issued the proxy statement soliciting votes in favor of the New Advisory Agreement and opaquely announcing the rejection of the NexPoint Proposal. On information and belief, the Special Committee also retained Morgan Stanley weeks *after* issuing the September 3, 2015 proxy statement. Defendants repeated substantially similar appeals to authority in their October 15 and 20 proxy statements, and most brazenly, in their October 23, 2015, press release, which was first issued after the PI Order found these statements materially false and misleading.

G.   NexPoint Notices a Competing Slate of Directors

50.   NexPoint made the decision not only to exercise its right at the Special Meeting to vote against the New Advisory Agreement, but also to nominate its own slate of six directors to fill the four newly created directorships and to replace defendants Cohen and Royce on the TICC Board of Directors.

51.   On September 11, 2015, NexPoint served notice on TICC that it would seek the election of its slate of six directors at the Special Meeting.

H.   TICC Frustrates a Stockholder Vote on NexPoint's Nominees

52.   On September 30, 2015, TICC informed NexPoint that a Special Committee of the TICC Board of Directors had retained Wachtell.

53.   On October 15, 2015, Defendants sent NexPoint a letter to inform it that votes cast in favor of its board nominees would not be counted, even though TICC in no way challenged the form or substance of NexPoint's nominating notice.

54.   Thereafter, NexPoint commended the *NexPoint* Action and moved for a preliminary injunction. On October 23, 2015 the Court granted that motion in part, and required TICC to correct the misrepresentations, which Plaintiffs complain of. It also, indefinitely postponed the Special Meeting pending further order.

CLASS ACTION ALLEGATIONS

55.   Plaintiffs bring this action on behalf of a class, consisting of all persons and entities who held any shares of TICC common stock (or any interest therein), either of record or beneficially, and their successors in interest, at any time between September 3, 2015 through the later of October 26, 2015, or such time as Defendants' misrepresentations are cured (the "Class"). Excluded from the Class's definition are Defendants, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns, and any entity in which Defendants have or had a controlling interest.

56.   The members of the Class are so numerous that joinder of all members is impracticable. Throughout the Class Period TICC stock was actively traded on the NASDAQ Exchange, with millions of shares changing hands. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are hundreds or thousands of members in the proposed Class. Millions of TICC shares were traded publicly during the Class Period. As of August 6, 2015, TICC had nearly 60 million shares of common stock issued and outstanding. Record owners and other members of the Class may be identified from records maintained by TICC or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

57.   Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

58.   Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

59.   Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a)   whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b)   whether statements made by Defendants to the investing public during the Class Period omitted and/or misrepresented material facts about the Transaction and its surrounding circumstances; and

(c)   the scope and measure of damages and/or non-monetary relief available.

60.   A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation makes it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

FIRST CAUSE OF ACTION
(for violation of Section 14(a) of the Exchange Act)

61.   Plaintiffs incorporate by reference and re-alleges each and every allegation contained above, as though fully set forth herein.

62.   Section 14(a) of the Exchange Act, 15 U.S.C. § 78n(a), provides that "it shall be unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 78*l* of this title."

63.   SEC Rule 14a-9, promulgated pursuant to Section 14(a) of the Exchange Act, prohibits the issuance of any proxy statement "which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading." 17 C.F.R. § 240.14a-9(a).

64.   In the September 3, 2015 proxy statement and other TICC proxy statements identified above, which followed, some of which defendant Rosenthal signed, defendants solicited TICC stockholders, including plaintiff, to vote to approve the New Advisory Agreement. A stockholder vote is required to approval those proposals. Thus, the proxy statement is an essential causal link in the accomplishment of the proposals.

65.   Defendants Jonathan H. Cohen, Charles M. Royce, Steven P. Novak, G. Peter O'Brien, and Tonia L. Pankopf are now, and have been at all relevant times, the members of the TICC Board of Directors. Defendant Saul B. Rosenthal is now, and has been at all relevant times, the TICC President.

66.   With respect to the solicitation of proxies to approve the New Advisory Agreement, the proxy statement and additional proxy materials contain materially misleading statements and omit material facts.

67.   First, the proxy statement and additional proxy materials omitted the material fact that defendants and TICC directors and officers Cohen, Royce, and Rosenthal stood to gain at least tens of millions of dollars if stockholders approved the New Advisory Agreement. Instead, the proxy statement misleadingly stated merely that Cohen, Royce, and Rosenthal would "receive substantial payments" if stockholders approved the New Advisory Agreement.

76.   Second, the proxy statement and additional proxy materials failed to disclose that the Special Committee of the TICC Board of Directors never attempted to negotiate with NexPoint, despite NexPoint's repeated assurances that it was willing to negotiate its proposed terms. This was a material omission because it left stockholders with an insufficient basis to determine whether they might have received a better economic deal than the one currently being offered to them, or whether the TICC Board of Directors was actually acting in their best interests.

77.   Third, the additional proxy materials created the materially false impression that Wachtell and Morgan Stanley advised the Special Committee on its evaluation of the NexPoint Proposal, when they did not. This was a material falsehood because it left stockholders with the false impression that the Special Committee had received expert advice on how to evaluate the NexPoint Proposal that it did not in fact receive.

78.   The misrepresented or omitted facts are material because under all the circumstances presented here, there is a substantial likelihood that a reasonable stockholder would consider the false or misleading statements or omitted facts important in deciding how to vote on the New

Advisory Agreement, or a material part of the mix of information available to stockholders in deciding how to exercise their voting rights.

79.   This claim is brought within the applicable statute of limitations.

80.   By reasons of the foregoing, these defendants violated Section 14(a) of the Exchange Act, 15 U.S.C. § 78n(a) and Rule 14a-9 promulgated thereunder, 17 C.F.R. § 240.14a- 9.

SECOND CAUSE OF ACTION
(for violation of the common law duty of candor)

81.   Plaintiffs incorporate by reference and re-alleges each and every allegation contained above, as though fully set forth herein.

82.   Directors and officers of Maryland corporations owe their stockholders a common law duty of candor. A cause of action for breach of the duty of candor is a direct claim that, since arising under the common law, falls outside the scope of Md. Code, Corps. & Ass'ns § 2-405.1(g).

83.   The individual defendants breached the common law duty of candor by failing to disclose to TICC stockholders: (i) that directors and officers Cohen, Royce, and Rosenthal stood to gain tens of millions of dollars from the approval of the New Advisory Agreement; (ii) that TICC did not negotiate with NexPoint despite NexPoint's repeated offers to negotiate; (iii) that Wachtell and Morgan Stanley did not advise them on the NexPoint Proposal; and (iv) by misleadingly describing the PI Order in an October 23, 2015 press release.

84.   Unless enjoined from doing so, the individual defendants will continue to breach the common law duty of candor owed to TICC stockholders.

85.   Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, judgment should be entered in favor of plaintiff and against defendants as follows:

a)   An injunction requiring defendants to hold the Special Meeting only after truly corrective information has been disseminated to TICC shareholders;

b)   An injunction requiring defendants to issue additional and sufficiently corrective proxy materials; and

c)   For any such other and further relief as this Court may deem just and proper, including an award of costs and attorney's fees to NexPoint enforceable against the individual defendants.

Dated: October 27, 2015

GOLDMAN, GRUDER & WOODS, LLC

By: */s/ Henry Elstein (ct09614)*
Henry Elstein
105 Technology Drive
Trumbull, CT 06611
Telephone: (203) 880-5333
Facsimile: (203) 880-5332

GLANCY PRONGAY & MURRAY LLP
Lionel Z. Glancy
Robert V. Prongay
Kara M. Wolke
Lesley F. Portnoy
1925 Century Park East, Suite 2100
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

THE WAGNER FIRM
Avi Wagner
1925 Century Park East, Suite 2100
Los Angeles, CA 90067
Telephone: (310) 491-7949
Facsimile: (310) 694-3967

Counsel for Plaintiffs